UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NN, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

207 Mockingbird Lane

(Address of Principal Executive Office (Street and Number))

Johnson City, Tennessee 37604

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NN, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2017 (“Form 10-K”) by the March 16, 2018 filing due date applicable to accelerated filers because the Company requires additional time to complete its review procedures, primarily with respect to its accounting for income taxes and financial reporting.

As previously reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, and in its 2017 quarterly reporting on Form 10-Q, the Company reported a material weakness in internal control over financial reporting in that it did not maintain an effective control environment due to a lack of a sufficient complement of personnel with an appropriate level of knowledge, experience and training commensurate with our financial reporting requirements. This material weakness in the control environment contributed to material weaknesses with respect to i) the accounting for income taxes regarding the completeness, accuracy, valuation and presentation and disclosure of deferred income tax accounts, income tax provision and related disclosures and ii) the accounting for business combinations, including (a) allocating goodwill to our international businesses and (b) deferred income taxes recorded in connection with business combinations These material weaknesses resulted in the identification of errors in our previously reported 2017 interim condensed consolidated financial statements as well as in the years ended December 31, 2016 and 2015. The Company has determined that the identified errors are not material and expects to correct these errors by revising its previously issued financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Matthew S. Heiter	423	434-8381
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 17, 2017, the Company completed the sale of its precision bearing components business for approximately $388.5 million. The Company expects to record a significant after-tax gain on sale but is unable to provide a reasonable estimate as the Company needs additional time to reconcile the accounts to appropriately derive the gain on the sale. In addition, the Company redeemed its 10.25% senior notes due 2020 (the “Senior Notes”) on April 3, 2017 for $281.6 million, and on November 24, 2017, the Company amended its existing credit facility to reduce the interest rate by 50 basis points (collectively, the “Financing Transactions”). In connection with the Financing Transactions, the Company expects to report a loss on debt extinguishment of approximately $42.1 million. The Company also expects to report a benefit for income taxes related to the Tax Cuts and Jobs Act enacted on December 22, 2017 of approximately $51.9 million. As a result of the foregoing, the Company expects to report a significant change in results of operation for the year ended December 31, 2017 from the results of operations for the year ended December 31, 2016. However, for the reasons described in part III, the Company needs additional time to complete its financial reporting process and thus is unable to provide a reasonable estimate of the changes in results of operations for the year ended December 31, 2017 from the results of operations for the year ended December 31, 2016.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Form 10-K. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the time needed for the Company to finalize and file its Form 10-K. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

NN, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 19, 2018	By	/s/ Matthew S. Heiter
Matthew S. Heiter Senior Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).